Blu Giant, LLC

80 Arkay Drive

Suite 110

Hauppauge, NY 11783

April 10, 2020

Public Filing Desk U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549
Re:	Arrow Investments Trust (CIK No. 0001527428)

Dear Sir/Madam:

Arrow Investments Trust (the “Trust”) filed an N-CSRS for ARROW DWA TACTICAL ETF on April 9, 2020 (SEC Accession No. 0001580642-20-001561) under ARROW DWA TACTICAL FUND in error. It has since been filed under the correct Fund (SEC Accession No. 0001580642-20-001569).

Very truly yours,

/s/ Joseph Miola

Senior Vice President